FOR IMMEDIATE RELEASE
CONFIRMATION OF JED OIL CHAIRMAN’S SHAREHOLDINGS
(Company corrects serious error in Bloomberg information)
Calgary, Alberta – Thursday, October 12, 2006 – JED Oil Inc. (AMEX: JDO) today provided confirmation on the shareholdings of its Chairman, Reg Greenslade, after being notified that these were being reported with serious errors. It had been brought to JED’s attention that Bloomberg was erroneously reporting that Mr. Greenslade had sold 149,653 shares in September 2006 and currently held only 2,673 shares. This information is totally incorrect. Bloomberg has been contacted and has corrected its information.
A spokesperson for Bloomberg, who asked not to be named, told JED’s General Counsel that the error had been corrected at 7:00 p.m. (Eastern time) Wednesday evening, October 11, 2006 after Bloomberg had first been contacted about the error. JED was further informed that it is not Bloomberg’s policy to issue retractions or take any actions regarding errors other than correcting them. Bloomberg was unable to tell JED how long the erroneous information had been posted or how the error occurred. It is surmised at JED however, that the trading report filed on behalf of Mr. Greenslade showing an acquisition of 347 shares was misread or misunderstood by Bloomberg personnel. The acquisition was through JED’s employee Stock Savings Plan through its Trustee, Olympia Trust Company of Calgary. Mr. Greenslade’s holdings in this plan totaled 2,673 shares after the reported addition. In addition Mr. Greenslade directly holds 150,000 common shares, which were apparently overlooked by Bloomberg, which then showed a net disposition of 149,653 shares rather than the acquisition of 347 shares.
“The magnitude of this error would have been of serious concern to the Company at any time, but during a period when our stock is under pressure, such a mistake is completely unacceptable and the extent of the damage done to both the Company and its stockholders is hard to even estimate,” stated JED’s CEO, Tom Jacobsen.
Information on Mr. Greenslade’s h oldings and transactions, as well as all of the Company’s insiders, can be viewed on the System for Electronic Disclosure (SEDI) at www.sedi.ca, which is the reporting system for insiders of Canadian public companies. As per the information in the SEDI system, Mr. Greenslade has been recently adding to his share position on a monthly basis through JED’s Stock Savings Plan and has never sold any shares of JED. Information on SEDI further shows that none of JED’s current officers and directors have ever sold shares of JED while in office.
About JED
Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.

Company Contacts: JED Oil Inc. Reg Greenslade, Chairman (403) 213-2507 Al Williams, President (403) 537-3250 www.jedoil.com	or	Investor Relations Counsel The Equity Group Inc. Linda Latman (212) 836-9609 Lena Cati (212) 836-9611 www.theequitygroup.com